UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                               BERMAN CENTER, INC.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)


                                   08520E 10 3
                                 (CUSIP Number)

                                Samuel P. Chapman
                             c/o Berman Center, Inc.
                                211 East Ontario
                                    Suite 800
                             Chicago, Illinois 60611
                                 (312) 255-8088
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    (Copy to)
                              Jeryl A. Bowers, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                       10100 Santa Monica Blvd., 7th Floor
                              Los Angeles, CA 90067
                Telephone (310) 552-5000 Facsimile (310) 552-5001

                                  June 16, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 08520E 10 3
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Samuel P. Chapman
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             5,747,419(1)
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        0
              -----------------------------------------------------------------
               10.      Shared Dispositive Power

                        5,747,419(1)
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     5,747,419(1)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     18.08%(2)
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

      (1) Includes (i) 2,897,906 shares of Common Stock jointly owned by Samuel P. Chapman, who is Chairman and Chief Executive Officer of the Issuer, and his wife Dr. Laura A. Berman, who is President of the Issuer and (ii) 2,849,513 shares of Common Stock held by Berman Center Holdings LLC, which is owned by Samuel P. Chapman and Dr. Laura A. Berman.

      (2) Based on 31,795,415 shares of Common Stock outstanding as of June 16, 2005.

--------------------------------------------------------------------------------
CUSIP No. 08520E 10 3
-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Laura A. Berman
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             5,747,419(1)
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        0
              -----------------------------------------------------------------
               10.      Shared Dispositive Power

                        5,747,419(1)
-------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     5,747,419(1)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     18.08%(2)
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
-------------------------------------------------------------------------------

      (1) Includes (i) 2,897,906 shares of Common Stock jointly owned by Samuel P. Chapman, who is Chairman and Chief Executive Officer of the Issuer, and his wife Dr. Laura A. Berman, who is President of the Issuer and (ii) 2,849,513 shares of Common Stock held by Berman Center Holdings LLC, which is owned by Samuel P. Chapman and Dr. Laura A. Berman.

      (2) Based on 31,795,415 shares of Common Stock outstanding as of June 16, 2005.

--------------------------------------------------------------------------------
CUSIP No. 08520E 10 3
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Berman Center Holdings LLC
-------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
-------------------------------------------------------------------------------
  3. SEC Use Only
-------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
-------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
-------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     United States
-------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               0
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             5,747,419(1)
              -----------------------------------------------------------------
               9.       Sole Dispositive Power

                        0
              -----------------------------------------------------------------
              10.       Shared Dispositive Power

                        5,747,419(1)
-------------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,747,419(1)
-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     18.08%(2)
-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
-------------------------------------------------------------------------------

      (1) Includes (i) 2,897,906 shares of Common Stock jointly owned by Samuel P. Chapman, who is Chairman and Chief Executive Officer of the Issuer, and his wife Dr. Laura A. Berman, who is President of the Issuer and (ii) 2,849,513 shares of Common Stock held by Berman Center Holdings LLC, which is owned by Samuel P. Chapman and Dr. Laura A. Berman.

      (2) Based on 31,795,415 shares of Common Stock outstanding as of June 16, 2005.

Item 1. Security and Issuer

This Schedule 13D (the "Schedule") relates to the common stock, $0.001 par value ("Common Stock") of Berman Center, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 211 East Ontario, Suite 800, Chicago, Illinois 60611.

Item 2. Identity and Background

      (a) This Schedule 13D is being filed on behalf of Samuel P. Chapman, Dr. Laura A. Berman and Berman Center Holdings LLC, which is owned by Mr. Chapman and Dr. Berman. The persons named in this paragraph are sometimes referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons."

      (b) Reporting Persons' principal office is located at c/o Berman Center, Inc., 211 East Ontario, Suite 800, Chicago, Illinois 60611.

      (c) Mr. Chapman is the Chairman and Chief Executive Officer of the Issuer. Dr. Berman, who is Mr. Chapman's wife, is President of the Issuer. Berman Center Holdings LLC is owned by Mr. Chapman and Dr. Berman.

      (d) During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

      (e) During the past five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

       (f) Mr. Chapman and Dr. Berman are citizens of the United States. Berman Center Holdings LLC is organized under the laws of the United States.

Item 3. Source and Amount of Funds or Other Consideration


On June 3, 2005, the Issuer (formerly known as LB Center, Inc. and Bio Dyne Corporation)., a Georgia corporation, certain stockholders of the Issuer, LBC MergerSub, Inc., a Nevada corporation and wholly owned subsidiary of the Issuer ("Merger Sub"), and Berman Health and Media, Inc. (formerly known as The Berman Center, Inc. and referred to herein as "BHM"), a privately held Delaware corporation, entered into an Agreement and Plan of Merger, pursuant to which the Issuer, through Merger Sub, agreed to acquire BHM in exchange for shares of the Issuer's common stock (the "Merger"). The Merger closed on June 16, 2005 (the "Closing").

Immediately upon Closing, the Issuer completed a reincorporation from the State of Georgia to the State of Delaware and a corporate name change to "Berman Center, Inc." The Reporting Persons were shareholders of BHM, holding an aggregate of 3,741,810 shares of common stock, and pursuant to the terms of the Merger, the Issuer issued an aggregate of 5,747,419 shares of Common Stock to the Reporting Persons.

The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement filed as Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the SEC on June 22, 2005, and incorporated herein in its entirety by reference.


Item 4. Purpose of Transaction

The securities of the Issuer were acquired by the Reporting Persons in connection with the Merger. See Item 3 of this Schedule, which is hereby incorporated by reference.

Prior to the Merger, Mr. Chapman was the Chairman and Chief Executive Officer of BHM and Dr. Berman was the President of BHM. Pursuant to the terms of the Merger, Mr. Chapman became the Chairman and Chief Executive Officer of the Issuer and Dr. Berman, who is Mr. Chapman's wife, became the President of the Issuer. Berman Center Holdings LLC is owned by Mr. Chapman and Dr. Berman.

The Reporting Persons reserves the right to actively pursue various proposals which could relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(b) The powers that the Reporting Persons identified in the preceding paragraph have relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Pages relating to each of the Reporting Persons, which hereby is incorporated by reference.

(c) All transactions in the class of securities reported on effected by any of the persons named in Item 5(a) during the past 60 days may be found in Item 3.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Item 4 is hereby incorporated by reference. To the best of the knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships.

Item 7. Material to Be Filed as Exhibits

1.    Joint Filing Agreement attached hereto as Exhibit A.

2. Agreement and Plan of Merger dated June 3, 2005 by and among the Issuer (f/k/a LB Center, Inc.), certain stockholders of the Issuer, LBC MergerSub, Inc. and Berman Health and Media, Inc. (f/k/a The Berman Center, Inc.) (incorporated by reference to Exhibit 2.1 to the Issuer's current report on Form 8-K filed with the SEC on June 22, 2005).

3. Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer's current report on Form 8-K filed with the SEC on June 22, 2005).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2005



     /s/ Samuel P. Chapman
     ----------------------------
     Samuel P. Chapman



     /s/  Laura Berman
     ----------------------------
     Dr. Laura A. Berman




     Berman Center Holdings LLC



     /s/ Samuel P. Chapman
     ----------------------------
     By:    Samuel P. Chapman
     Title:





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                    EXHIBIT A

                            Agreement of Joint Filing

      The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Berman Center, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Dated: June 27, 2005



     /s/ Samuel P. Chapman
     ----------------------------
     Samuel P. Chapman



     /s/  Laura Berman
     ----------------------------
     Dr. Laura A. Berman




     Berman Center Holdings LLC



     /s/ Samuel P. Chapman
     ----------------------------
     By:   Samuel P. Chapman
     Title: